Filed by Pentair, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair, Inc.

Commission File Number: 000-04689

MEMORANDUM

DATE:	April 12, 2012

TO:	Pentair Employees

FROM:	Randall J. Hogan, Chairman and Chief Executive Officer

SUBJECT:	President, Integration and Standardization

Several weeks ago we announced a very exciting and transformational transaction – the combination of Pentair with Tyco’s Flow Control business. In those announcements we outlined how this merger would create a global growth leader in important markets and provide substantial benefits to our many stakeholders, including our employees. The positive reaction from the investment community, media, key customers and our global employees was great; it really helps to validate the deal. These are truly exciting times for Pentair and Tyco’s Flow Control Business.

To ensure we fully execute on the best opportunities the combined organization will create I have selected one of our proven leaders to drive the global integration. Today I am announcing that Todd Gleason will lead our integration planning and execution efforts, reporting directly to me.

As President of Integration and Standardization, Todd will assemble and lead a team of approximately 25 to 40 functional and business unit team leaders, including leaders from Tyco Flow Control once the transaction closes. The team will begin by developing a detailed integration plan, some of which is already underway, and coordinating integration planning efforts with counterparts from Tyco Flow Control . These initial integration planning efforts will be critical as we ramp-up toward the expected close of the transaction so that we are prepared to execute from day one. Overall, the primary focus of this integration team will be to ensure an efficient organizational structure, ensure process standardization and aggressively drive on-boarding and communication for the new Pentair organization. This team will drive the identification and program management of growth and cost synergies and work with all of our businesses and functions to ensure we meet and exceed our customer and financial commitments. The integration team will work across all of Pentair (legacy Pentair businesses and the Tyco Flow Controls’ businesses) to ensure critical best practice processes, systems, programs and operating rhythms are adopted and advanced.

Todd joined Pentair in 2007 as Vice President of Investor Relations and Business Analysis and Planning. In 2009 he was promoted to lead our strategy and marketing functions. Recently, Todd became the Vice President of Global Growth by assuming responsibility for the Fast Growth Markets. Todd fully understands our strategic growth vision and how to leverage the Pentair Integrated Management System (PIMS) to execute and deliver shareholder value. Prior to Pentair Todd spent a number of years at several leading industrial companies (Honeywell and American Standard) in a variety of senior leadership positions and associated with very complex businesses and transactions.

As Todd transitions from his current role we have a process underway to backfill Todd’s functional roles and also transition his team to new reporting relationships. The current leaders in the Fast Growth Markets will now report to Mike Schrock, President and Chief Operating Officer. Those individuals are: Tianwen Li (China), Mukund Vasudevan (India), Guillermo Perez (Latin America), Andrey Kleymenov (Eastern Europe & Turkey), and Nizar Ballouzeh (Middle East). Jerome Pedretti, Vice President of Growth Initiatives will support Todd on integration planning but also work closely with Mike on strategies and processes specific to Fast Growth Markets. Additionally, Pete Dyke (Human Resources) and Pipasu Soni (Finance) will maintain their roles with the Fast Growth Markets team supporting Mike. Please continue your engagement with the Fast Growth Market teams as they remain vitally important to our growth and success as a company.

We will continue to provide updates and more information. Thank you for maintaining your focus on your customers and the job at hand. Please join me in giving Todd your full support and let’s continue to ‘Win Right’ in everything we do.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This communication may contain certain statements about Pentair, Inc. (“Pentair”), Tyco Flow Control International Ltd. (“Tyco Flow”) and Tyco International Ltd. (“Tyco”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this press release may include statements about the expected effects on Pentair, Tyco Flow and Tyco of the proposed merger of Pentair and Tyco Flow (the “Merger”), the anticipated timing and benefits of the Merger, Pentair’s and Tyco Flow’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Pentair, Tyco Flow and Tyco (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Merger and other risks related to the completion of the Merger and actions related thereto; Pentair’s and Tyco’s ability to complete the Merger on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Merger and related transactions; risks relating to any unforeseen liabilities of Pentair or Tyco Flow; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Pentair’s or Tyco Flow’s operations; Pentair’s and Tyco Flow’s ability to integrate successfully after the Merger and achieve anticipated synergies; the effects of government regulation on Pentair’s or Tyco Flow’s businesses; the risk that disruptions from the transaction will harm Pentair’s or Tyco Flow’s business; Pentair’s, Tyco Flow’s and Tyco’s plans, objectives, expectations and intentions generally; and other factors detailed in Pentair’s and Tyco’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K under the caption “Risk Factors”. Forward-looking statements included herein are made as of the date hereof, and none of Pentair, Tyco Flow or Tyco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. The Merger will be submitted to a vote of Pentair shareholders and the proposed distribution of Tyco Flow to Tyco shareholders will be submitted to a vote of Tyco shareholders. In connection with the Merger, Tyco Flow will file a registration statement on Form S-4 with the SEC. Such registration statement will include a proxy statement of Pentair that also constitutes a prospectus of Tyco Flow, and will be sent to Pentair shareholders. In addition, Tyco Flow will file with the SEC a Form 10 and Tyco will file a proxy statement with the SEC related to the proposed distribution of the Tyco Flow shares that will be sent to Tyco shareholders. Shareholders of Pentair and Tyco are urged to read the proxy statements and other documents filed with the SEC when they become available because they will contain important information about Pentair, Tyco Flow, Tyco and the proposed transactions. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to Pentair, Tyco Flow and Tyco free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, Inc., 5500 Wayzata Blvd., Suite 800, Minneapolis, MN, 55416, or by calling (763) 545-1730, or from Tyco or Tyco Flow upon written request to Investor Relations Department, Tyco International Ltd., 9 Roszel Road, Princeton, NJ, 08540, or by calling (609) 720-4200.

PARTICIPANTS IN THE SOLICITATION

Pentair and Tyco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pentair may be found in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on February 21, 2012 and definitive proxy statement relating to its 2012 annual meeting of shareholders filed with the SEC on March 9, 2012. Information about the directors and executive officers of Tyco may be found in its Annual Report on Form 10-K for the year ended September 30, 2011 filed with the SEC on November 16, 2011 and definitive proxy statement relating to its 2012 annual general meeting of shareholders filed with the SEC on January 13, 2012. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statements when it becomes available.